March 5, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	NYMAGIC, INC. Form 10-K /for the Year Ended December 31, 2005 Filed March 15, 2006 File No. 001-11238
Dear Mr. Rosenberg:
     We understand that our response, dated December 8, 2006, to Question 1 posed in your letter of November 16, 2006 was satisfactory. You have informed us, however, in subsequent e-mail correspondence and telephone conversations with Mr. Sherman of your office that you would like us to develop further, our response to Question 2 of that letter. Accordingly, we submit the following:
     Question:
2.	Please refer to your response to prior comment 1e. We continue to believe that disclosure regarding the potential variability in the most resent estimate of your loss reserve would be meaningful to investors. As previously requested, please discuss in disclosure type format the reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity. Since you evaluate loss reserves in three categories, it may be beneficial for you to provide separate disclosure for each category. If you cannot quantify the variability of reasonably likely changes in key assumptions for any of the three categories, please explain why.
     Answer:
     Reserves are estimated by management in three categories: asbestos and environmental liabilities; new classes of business, e.g excess workers’ compensation; and classes of business, which we have historically written, e.g. marine liability.
     Asbestos and environmental liabilities are difficult to estimate for a variety of reasons. The Company believes that the uncertainty surrounding asbestos/environmental exposures, including issues as to insureds’ liabilities, ascertainment of loss date, definitions of occurrence, scope of coverage, policy limits and application and interpretation of policy terms, including exclusions, the ingenuity of the plaintiff’s bar, legislative initiatives and unpredictable judicial results renders it difficult to determine the ultimate loss for asbestos/environmental related claims. Given the uncertainty in this area, losses from asbestos/environmental related claims may develop adversely and accordingly, management is unable to reasonably predict the range of possible losses that could arise from asbestos/environmental related claims. Accordingly, the Company’s net unpaid loss and loss adjustment expense reserves in the aggregate, as of December 31, 2005, represent management’s best estimate of the losses that arise from asbestos and environmental claims.
     In our second category of reserves, we estimate losses for excess workers’ compensation, surety, professional liability, employment practices and commercial automobile liability. These lines, however, are new to us, and in estimating these reserves, we utilize industry loss ratios and anticipated loss ratios based upon underwriter’s review. Since we do not believe we have either the historical experience, or sufficient information about these lines, to quantify the impact of changes in the assumptions we have made in evaluating reserves for losses in this area, we cannot reasonably estimate what the effect would be of any reasonably likely changes in assumptions on these lines of business. Therefore, we provide our best estimate of loss reserves in this category as well.
     Our third category of reserves comprises estimates for losses in those classes of business that the company has historically written in the ocean marine segment, inland marine/ fire classes and contractors’ liability class. Losses occurring in these segments are generally characterized by low frequency and high severity, and enjoy the benefit of our multi-tiered reinsurance program. The factors that have caused prior differences in actual versus estimated loss reserves include: changes in net loss retention, changes in loss reporting tail, the level of shock losses, changes in frequency of losses and catastrophe loss estimates. We believe that changes in such factors could occur in future periods as well; however, we are uncertain as to the magnitude of such changes currently.
     For example, a change in the net loss retention by itself could result in a significant upward or downward adjustment of our reserve estimate. But, a change in the net loss retention assumption cannot be considered in isolation; it must be analyzed in light of its interplay with other assumptions including for instance, changes in the frequency of losses and changes in the level of shock losses and their effect on our reinsurance program. While the initial change to the level of net loss retention may result in a potential reserve adjustment, such change may at the same time be influenced by an increase in the frequency of losses. This would depend upon our ability to recover from our reinsurance program, which is a function of whether or not our losses can be aggregated. The combination of the changes in these assumptions may also trigger the exhaustion of one layer of reinsurance and the implication of another layer of reinsurance, with the concomitant result that there would be no change to, or an upward or downward adjustment to our loss reserve estimate. Similarly, we may vary our estimates of catastrophe losses or shock losses, but, because of the interplay between these losses and our reinsurance program, we may not change our estimate of net reserves. While anticipating larger catastrophe losses may have a significant impact on the gross loss reserve level, the effect of that change in assumption at the net level may be negligible, because of the applicability of reinsurance. This was evident in our experience with losses associated with hurricanes Katrina and Rita in 2005. While our combined gross and net loss reserve estimates as of December 31, 2005 were approximately $70.8 million and $6.6 million, respectively, the Company could suffer significant adverse gross loss development in future periods without making a material adjustment to the net loss reserve level as a result of the operation of the Company’s reinsurance program.
     Accordingly, even though we have adequate historical loss data to evaluate reserves in this area, we do not attempt to quantify changes in the assumptions we make in estimating these reserves, because they are subject to numerous and interactive variables, and we do not believe that the resultant product would either reflect all reasonably possible outcomes or lend itself to a meaningful presentation. Instead, we calculate the Company’s loss reserves on the basis of management’s best estimate.
The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2005 are adequate. The Company confirms, however, that it will in future periodic reports provide a discussion on loss reserves as provided herein.
Sincerely,
/s/ Thomas J. Iacopelli
Thomas J. Iacopelli
Chief Financial Officer